Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”) 1330 – 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change
May 11, 2016

Item 3.	News Release
A news release with respect to this material change report was issued by Great Panther on May 11, 2016 through the services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On May 11, 2016, Great Panther announced that it has given notice to Nyrstar that the Company is ending the option agreement for a 100% interest in the Coricancha Mine in Peru.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated May 11, 2016.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

May 11, 2016.

May 11, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER ENDS OPTION AGREEMENT FOR CORICANCHA MINE BUT CONTINUES EVALUATION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it has given notice to Nyrstar that the Company is ending the option agreement for a 100% interest in the Coricancha Mine in Peru. However, Great Panther is continuing with its evaluation of the project and may still enter into negotiations for the purchase of the mine.

“We have completed a significant amount of evaluation work at the Coricancha Mine over the past year”, stated Robert Archer, president & CEO. “Based upon the information generated to date, Great Panther's management has determined that the most prudent course of action is not to make the second option payment due on May 18th. While this will have the effect of terminating the Company's right to exclusivity on the Coricancha property, there is more data to be analyzed over the next few months that may result in further negotiations with Nyrstar towards an outright purchase. Consequently, we will continue with our evaluation until we have sufficient information to make a definitive decision in this regard.”

Great Panther is also continuing to seek and evaluate other projects, acquisitions and growth opportunities in the Americas.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding: intentions to further evaluate the Coricancha property for potential acquisition, the evaluation of other projects for acquisition and growth, plans for production at the Company’s Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2015 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com